EXHIBIT 99.1

DHX MEDIA ANNOUNCES CDN$65.0 MILLION OFFERING OF SHARES

Halifax, Canada – (April 26, 2016) – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX), the world’s leading independent, pure-play kids’ content company, announced today that it has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Underwriters”), for the underwriters to purchase, on a bought deal basis, 8,667,000 shares of the Company, comprised of both variable voting shares and common voting shares (collectively, the “Shares”) at a price of CDN$7.50 per Share (the “Offering”) for distribution to the public in both Canada and the U.S. In addition, DHX has granted to the Underwriters an over-allotment option exercisable at any time up to 30 days after closing of the Offering to acquire up to an additional 1,300,050 Shares. In the event that the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be approximately CDN$74.8 million.

The net proceeds from the Offering will be used to repay borrowings under the Company’s term credit facility maturing July 31, 2019, fund branded content properties and associated global distribution plans as well as to pursue additional brand opportunities, and for general corporate and working capital purposes, including potential acquisitions.

The Shares will be offered in Canada pursuant to a prospectus supplement to the Company’s base shelf prospectus dated July 2, 2015 that will be filed in each of the provinces of Canada and will be offered in the United States pursuant to the effective shelf registration statement on Form F-10 filed with the United States Securities and Exchange Commission (“SEC”) under the multi-jurisdictional disclosure system.

Closing of the Offering is currently expected to take place on or about May 2, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and NASDAQ.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Copies of the prospectus supplement, when available, and the accompanying final short form base shelf prospectus may be obtained by sending a request to Canaccord Genuity Corp., Attention: Syndication, 161 Bay Street, Suite 3000, Toronto, Ontario, M5J 2S1, ecm@canaccordgenuity.com. Alternatively, you may get these documents for free by visiting www.sedar.com or www.sec.gov.

ABOUT DHX MEDIA LTD.

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play kids’ content company. Owner of the world’s largest independent library of kids’ and family content, at more than 11,500 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children’s and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

DISCLAIMER

This press release contains forward-looking statements with respect to DHX including, without limitation, statements regarding the Offering and use of proceeds thereof, the Company’s estimates regarding the size of its library, and the growth opportunity for DHX. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For further information, please contact:

David A. Regan

EVP, Corporate Development & IR

DHX Media Ltd.

+1 902-423-0260